Exhibit 99.37

American Rebel Light Beer Expands into Florida with North Florida Sales Distribution Agreement

Nashville, TN, May 06, 2025 (GLOBE NEWSWIRE) -- American Rebel Holdings, Inc. (NASDAQ: AREB) (“American Rebel” or the “Company”), creator of American Rebel Light Beer ( americanrebelbeer.com ) and a designer, manufacturer, and marketer of branded safes, personal security and self-defense products and apparel ( americanrebel.com ), is proud to announce its newest distribution agreement with North Florida Sales ( nfsinfo.com ), a premier beverage distributor serving the Northeast Florida market. This collaboration and expansion into Florida is another bold step in American Rebel’s mission to bring high-quality, American-made beer to hardworking, freedom-loving patriots across the Sunshine State.

“We believe in the American dream – hard work, perseverance, and celebrating the freedoms that make this country great,” said Todd Porter, President of American Rebel Beverage. “Partnering with North Florida Sales allows us to share that spirit with more people in Florida. Their commitment to excellence, combined with their deep-rooted relationships in the market, makes them the perfect ally in our mission to expand American Rebel’s presence nationwide.”

Gentry Pelham, President and Owner of North Florida Sales, echoed that enthusiasm, stating: “North Florida Sales is extremely excited for the opportunity to partner up with American Rebel. We can’t wait to introduce this amazing product to the Jacksonville, St. Augustine, and Lake City markets.”

North Florida Sales has long been recognized for its dedication to delivering quality beverages while building lasting partnerships with retailers and consumers. With an extensive network and a passion for serving their communities, they will help bring American Rebel Light Beer to even more bars, restaurants, and stores across Florida.

“We’re very excited to be expanding into Florda,” said American Rebel CEO Andy Ross. “American Rebel Beer sponsored the Scag Pro Superstar Shootout this past February at the Bradenton Motorsports Park and I’ve done television interviews in Tampa, West Palm Beach and Miami and performed in Florida several times. Look out Florida, America’s Patriotic, God Fearing, Constitution Loving, National Anthem Singing, Stand Your Ground Beer is coming. Florida is going to be a strong state for us and I couldn’t be more proud to get to work with the great team at North Florida Sales.”

As American Rebel Beverage continues its rapid growth, the brand remains steadfast in its commitment to supporting patriotic values and celebrating the American spirit. Since its launch in September 2024, American Rebel Light Beer has earned loyal consumers across Tennessee, Connecticut, Kansas, Kentucky, Ohio, Iowa, Missouri, North Carolina, Indiana, Mississippi and now Florida – proving that there’s nothing more American than great beer and a good time.

American Rebel Light is a proudly American-made premium domestic light lager , delivering a crisp, clean, and bold taste with a lighter feel. Crafted with all-natural ingredients and NO added sweeteners like corn or rice, it offers a refreshing balance of flavor with 100 calories, 3.2 carbohydrates, and 4.3% ABV per 12 oz serving . Whether it’s a backyard barbecue, a tailgate, or a weekend at the racetrack, American Rebel Light is brewed for the bold, the free, and the proud .

For more information about American Rebel Light and its new distribution agreement with North Florida Sales, follow us on social media @AmericanRebelBeer or on the web at americanrebelbeer.com.

About American Rebel Light

American Rebel Light isn’t just a beer – it’s a statement. A toast to freedom, a salute to hard-working Americans, and a bold declaration of our patriotic values. As America’s Patriotic, God Fearing, Constitution Loving, National Anthem Singing, Stand Your Ground Beer , Produced in partnership with AlcSource, American Rebel Light Beer ( americanrebelbeer.com ) is a premium domestic light lager celebrated for its exceptional quality and patriotic values. It stands out as America’s Patriotic, God Fearing, Constitution Loving, National Anthem Singing, Stand Your Ground Beer.

American Rebel Light is a Premium Domestic Light Lager Beer – All Natural, Crisp, Clean and Bold Taste with a Lighter Feel. With approximately 100 calories, 3.2 carbohydrates, and 4.3% alcoholic content per 12 oz serving, American Rebel Light Beer delivers a lighter option for those who love great beer but prefer a more balanced lifestyle. It’s all natural with no added supplements and importantly does not use corn, rice, or other sweeteners typically found in mass produced beers. For more information follow American Rebel Beer on all social media platforms (@americanrebelbeer).

About North Florida Sales

North Florida Sales (NFS) is a locally owned and operated company and covers all or part of 11 counties in Florida. These counties include Duval, Nassau, St. John’s, Putnam, Clay, Bradford, Union, Baker, Columbia, Hamilton and Suwannee. Started in 1995, NFS strives to be a leader in sales and service in the beverage industry in Jacksonville and Lake City, FL. NFS’s mission is to provide the highest quality customer service on a consistent basis, while ensuring the availability of the freshest and cleanest product possible. For more information on North Florida Sales, go to nfsinfo.com.

About American Rebel Holdings, Inc.

American Rebel Holdings, Inc. (NASDAQ: AREB) has operated primarily as a designer, manufacturer and marketer of branded safes and personal security and self-defense products and has recently transitioned into the beverage industry through the introduction of American Rebel Light Beer. The Company also designs and produces branded apparel and accessories. To learn more, visit americanrebel.com and americanrebelbeer.com. For investor information, visit americanrebelbeer.com/investor-relations.

American Rebel Holdings, Inc.

info@americanrebel.com
ir@americanrebel.com

Media Contact:

Matt Sheldon

Matt@PrecisionPR.co

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. American Rebel Holdings, Inc., (NASDAQ: AREB; AREBW) (the “Company,” “American Rebel,” “we,” “our” or “us”) desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “forecasts” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements primarily on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. Important factors that could cause actual results to differ from those in the forward-looking statements include benefits of our strategic planning, marketing outreach efforts, actual placement timing and availability of American Rebel Beer, success and availability of the promotional activities, our ability to effectively execute our business plan, and the Risk Factors contained within our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2024. Any forward-looking statement made by us herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by law.